Exhibit 99.1

China Hydroelectric Corporation Reminds Warrant Holders of Warrant Expiration

Beijing, January 14, 2014 — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, is reminding its holders of warrants to purchase the Company’s ordinary shares (the “Warrants”) that the Warrants will expire at 5:00 p.m. (New York City Time) on January 25, 2014 (the “Expiration Date”).

Each Warrant is exercisable for three fully paid and non-assessable ordinary shares of the Company, par value $0.001 per share (“Ordinary Shares”), at an exercise price of $15.00 for three Ordinary Shares. The closing price of our ADSs, each representing three Ordinary Shares, was $3.35 as quoted by the New York Stock Exchange on January 13, 2014. The holder of Warrants may exercise them by submitting the surrender to the Bank of New York Mellon, the depositary for the Company’s American Depositary Shares, or ADSs, and the Company’s warrant agent. Cashless exercise for the Warrants is not allowed.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the Expiration Date at the principal stock transfer office of Bank of New York Mellon with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price by certified or official bank check payable to the Company, for the number of Warrants being exercised.  Under the terms of the exercise form, if the Warrant holder does not otherwise elect upon due exercise of the Warrants, the Company will deliver the related Ordinary Shares to the depositary who will issue the corresponding number of ADSs, which each represents three Ordinary Shares, to the Warrant holder. However, if the Warrant holder elects to receive Ordinary Shares these Ordinary Shares will be delivered in bank entry form by the Company’s registrar for Ordinary Shares.  No fractional shares will be issued upon exercise of the Warrants. If a holder exercises Warrants and would be entitled to receive a fractional interest of a share, the Company will round up the number of Ordinary Shares to be issued to the Warrant holder to the nearest whole number of shares.

Because the Expiration Date of January 25, 2014 is not a trading day on the New York Stock Exchange, the surrender submitted to the warrant agent by the holders between January 25, 2014 to January 27, 2014 will be assumed as submitted on time. The Warrants do not automatically exercise upon expiration. Any Warrants not exercised on time will be void and worthless and the holder thereof will not receive any shares of the Company for such unexercised Warrants. A holder can obtain further information on exercising Warrants by contacting his or her broker or the Bank of New York Mellon.

The NYSE has notified the Company that trading in the Warrants on the NYSE will be suspended after the close of business January 17, 2014 to ensure all trades in the Warrants settle in time to allow the purchasers of such Warrants to exercise the Warrants on or before January 27, 2014.

The Company maintains a registration statement relating to the exercise of any Warrants on file with the Securities and Exchange Commission (Reg. No. 333-163558 ).  Neither the Company nor its Board of Directors makes any recommendation regarding whether or not any Warrant holder should elect to exercise their Warrants.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at: http://www.chinahydroelectric.com.

Cautionary Statement concerning Forward Looking Statements

This news release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “should”, “expects”, “anticipates”, “future”, “intends”, “plans”, “projects”, “predicts”, “believes”, “estimates”, “forecasts”, “may” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements, by their nature, involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in China Hydroelectric’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. China Hydroelectric does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell	James Hull
Investor Relations and Corporate Communications	Finance Manager
Phone (U.S.): +1 (646) 650-1351	Phone (China): +86-10-5963-6881
Email: ir@china-hydro.com	Email: james.hull@china-hydro.com

ICR, LLC

Gary Dvorchak, CFA
Senior Vice President
Phone (U.S.): +1 (310) 954-1123
Phone (China): +86-10-6583-7500
Email: gary.dvorchak@icrinc.com